Filed Pursuant to Rule 433
Registration No. 333-202524
February 28, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Range Accrual Buffered Notes
Linked to the Russell 2000® Index

▸ Range Accrual Buffered Notes Linked to the Russell 2000® Index

▸ Monthly contingent coupon payments at a variable rate equivalent to at least 5.80% per annum (to be determined on the pricing date), payable for each Scheduled Trading Day on which the official closing level of the reference asset is greater than or equal to 75% of its initial level

▸ Maturity of approximately 7.5 years

▸ Protection from the first 25% of any losses in the reference asset

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc. Investors will lose 1% of the principal amount for each 1% that the reference asset decreases by more than 25% as of the valuation date.

The Range Accrual Buffered Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $925 and $960 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.70% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Range Accrual Buffered Notes

Linked to the Russell 2000® Index

Indicative Terms*

Principal Amount	$1,000 per Note
Reference Asset	The Russell 2000® Index ("RTY") (Ticker: RTY)
Daily Coupon Rate	A rate per Scheduled Trading Day equivalent to at least 5.80% per annum (to be determined on the Pricing Date), as set forth beginning on page FWP-5.
Contingent Coupon Payment	$1,000 x Contingent Coupon Rate **If the Official Closing Level of the Reference Asset is greater than or equal to the Coupon Trigger on the relevant Scheduled Trading Day:** the Daily Coupon Rate will accrue for that Scheduled Trading Day. **If the Official Closing Level of the Reference Asset is less than the Coupon Trigger on the relevant Scheduled Trading Day**: the Daily Coupon Rate applicable to that Scheduled Trading Day will not accrue or be payable.
Coupon Trigger	75% of the Initial Level
Buffer Level	-25%
Payment at Maturity per Note	**If the Reference Return is greater than or equal to the Buffer Level:** $1,000 (zero return) + final Contingent Coupon Payment, if any. **If the Reference Return is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return + 25%)] + final Contingent Coupon Payment, if any. For example, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Level, you will lose some or a significant portion (up to 75%) of your investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	March 1, 2017
Trade Date	March 1, 2017
Original Issue Date	March 6, 2017
Final Valuation Date†	September 3, 2024
Maturity Date†	September 6, 2024
CUSIP/ISIN	40433UT48 / US40433UT482

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

These Range Accrual Buffered Notes may be suitable for investors who believe that the Reference Asset will not depreciate significantly over the term of the Notes. You will receive a monthly Contingent Coupon Payment on the applicable Contingent Coupon Payment Date equal to the number of Scheduled Trading Days on which the Official Closing Level of the Reference Asset is greater than the Coupon Trigger during the applicable monthly Contingent Coupon Observation Period times the applicable Daily Coupon Rate, as set forth beginning on page FWP-5.

If the Reference Return is greater than or equal to the Buffer Level, you will receive your principal amount. If the Reference Asset declines by more than 25%, you will lose 1% of your investment for every 1% decline of the Reference Asset beyond -25%.

The offering period for the Notes is through March 1, 2017



Information about the Reference Asset

Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of January 31, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.



The graph above illustrates the daily performance of the Reference Asset from January 1, 2008 through February 23, 2017. The closing levels in the graph above were obtained from the Bloomberg Professional® service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The Russell 2000® Index" on page FWP-13 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Range Accrual Buffered Notes
Linked to the Russell 2000® Index



This free writing prospectus relates to a single offering of Range Accrual Buffered Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo guaranteed interest payments, and all dividend payments, during the term of the Notes and, if the Reference Return is less than -25%, lose up to 75% of your principal. In addition, the payment at maturity will not exceed the sum of the Principal Amount and the final coupon payment, if payable.**

This free writing prospectus relates to an offering of Notes linked to the performance of the Russell 2000® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: RTY)
Trade Date:	March 1, 2017
Pricing Date:	March 1, 2017
Original Issue Date:	March 6, 2017
Final Valuation Date:	September 3, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be September 6, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Contingent Coupon Rate:	At least 5.80% per annum, paid monthly, subject to the number of Variable Days in each Contingent Coupon Observation Period.
Daily Coupon Rate:	A rate per Scheduled Trading Day as specified in the table below (equivalent to at least 5.80% per annum).
Variable Day:	A Scheduled Trading Day during a Monthly Contingent Coupon Observation Period on which a Coupon Trigger Event has not occurred.
Contingent Coupon Payment:	$1,000 x Contingent Coupon Rate *If the Official Closing Level of the Reference Asset is greater than or equal to the Coupon Trigger on the relevant Scheduled Trading Day,* the Daily Coupon Rate will accrue on that Scheduled Trading Day, as set forth in the table below, and will be paid on the applicable Contingent Coupon Payment Date. *If the Official Closing Level of the Reference Asset is less than the Coupon Trigger on the relevant Scheduled Trading Day,* the Daily Coupon Rate applicable to such Scheduled Trading Day will not accrue or be payable. *You may not receive any Contingent Coupon Payments over the term of the Notes.*
Coupon Trigger:	75% of the Initial Level
Coupon Trigger Event:	A Coupon Trigger Event will occur if, on any Scheduled Trading Day, the Official Closing Level of the Reference Asset is less than 75% of the Initial Level.
Contingent Coupon Payment Dates:	As set forth in the table below. The Contingent Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Contingent Coupon Observation Period:	Each period from and including a Contingent Observation Start Date and ending on and including the applicable Contingent Coupon Observation Period End Date, as set forth in the table below.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than or equal to the Buffer Level,* you will receive $1,000 per $1,000 Principal Amount of Notes plus the final Contingent Coupon Payment, if any. *If the Reference Return less than the Buffer Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%)] + the final Contingent Coupon Payment, if any.

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Level, you will lose some or a significant portion (up to 75%) of your investment.**

Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Buffer Level:	-25%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any Scheduled Trading Day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "RTY <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Scheduled Trading Day:	Any day on which all of the Relevant Exchanges and Related Exchanges (each as defined in the accompanying Equity Index Underlying Supplement) are scheduled to be open for trading for their respective regular trading sessions.
CUSIP/ISIN:	40433UT48 / US40433UT482

Contingent Coupon Observation Period	Contingent Coupon Observation Period Start Date	Contingent Coupon Observation Period End Date	Contingent Coupon Payment Date	Maximum Scheduled Trading Days in the Coupon Observation Period*	Daily Coupon Rate (%)*
1	2-Mar-17	3-Apr-17	6-Apr-17	23	0.02101449275%
2	4-Apr-17	3-May-17	8-May-17	21	0.02301587302%
3	4-May-17	1-Jun-17	6-Jun-17	20	0.02416666667%
4	2-Jun-17	30-Jun-17	6-Jul-17	21	0.02301587302%
5	3-Jul-17	2-Aug-17	7-Aug-17	22	0.02196969697%
6	3-Aug-17	31-Aug-17	6-Sep-17	21	0.02301587302%
7	1-Sep-17	3-Oct-17	6-Oct-17	22	0.02196969697%
8	4-Oct-17	1-Nov-17	6-Nov-17	21	0.02301587302%
9	2-Nov-17	1-Dec-17	6-Dec-17	21	0.02301587302%
10	4-Dec-17	3-Jan-18	8-Jan-18	21	0.02301587302%
11	4-Jan-18	1-Feb-18	6-Feb-18	20	0.02416666667%
12	2-Feb-18	1-Mar-18	6-Mar-18	19	0.02543859649%
13	2-Mar-18	3-Apr-18	6-Apr-18	22	0.02196969697%
14	4-Apr-18	2-May-18	7-May-18	21	0.02301587302%
15	3-May-18	1-Jun-18	6-Jun-18	21	0.02301587302%
16	4-Jun-18	2-Jul-18	6-Jul-18	21	0.02301587302%
17	3-Jul-18	1-Aug-18	6-Aug-18	21	0.02301587302%
18	2-Aug-18	31-Aug-18	6-Sep-18	22	0.02196969697%
19	4-Sep-18	4-Oct-18	9-Oct-18	23	0.02101449275%
20	5-Oct-18	1-Nov-18	6-Nov-18	20	0.02416666667%
21	2-Nov-18	3-Dec-18	6-Dec-18	21	0.02301587302%
22	4-Dec-18	2-Jan-19	7-Jan-19	20	0.02416666667%
23	3-Jan-19	1-Feb-19	6-Feb-19	21	0.02301587302%
24	4-Feb-19	1-Mar-19	6-Mar-19	19	0.02543859649%
25	4-Mar-19	3-Apr-19	8-Apr-19	23	0.02101449275%
26	4-Apr-19	1-May-19	6-May-19	19	0.02543859649%
27	2-May-19	3-Jun-19	6-Jun-19	22	0.02196969697%
28	4-Jun-19	2-Jul-19	8-Jul-19	21	0.02301587302%
29	3-Jul-19	1-Aug-19	6-Aug-19	21	0.02301587302%
30	2-Aug-19	3-Sep-19	6-Sep-19	22	0.02196969697%
31	4-Sep-19	2-Oct-19	7-Oct-19	21	0.02301587302%
32	3-Oct-19	1-Nov-19	6-Nov-19	22	0.02196969697%
33	4-Nov-19	3-Dec-19	6-Dec-19	21	0.02301587302%
34	4-Dec-19	31-Dec-19	6-Jan-20	19	0.02543859649%
35	2-Jan-20	3-Feb-20	6-Feb-20	22	0.02196969697%
36	4-Feb-20	3-Mar-20	6-Mar-20	20	0.02416666667%
37	4-Mar-20	1-Apr-20	6-Apr-20	21	0.02301587302%
38	2-Apr-20	1-May-20	6-May-20	21	0.02301587302%

39	4-May-20	3-Jun-20	8-Jun-20	22	0.02196969697%
40	4-Jun-20	30-Jun-20	6-Jul-20	19	0.02543859649%
41	1-Jul-20	3-Aug-20	6-Aug-20	23	0.02101449275%
42	4-Aug-20	2-Sep-20	8-Sep-20	22	0.02196969697%
43	3-Sep-20	1-Oct-20	6-Oct-20	20	0.02416666667%
44	2-Oct-20	3-Nov-20	6-Nov-20	23	0.02101449275%
45	4-Nov-20	2-Dec-20	7-Dec-20	20	0.02416666667%
46	3-Dec-20	31-Dec-20	6-Jan-21	20	0.02416666667%
47	4-Jan-21	3-Feb-21	8-Feb-21	22	0.02196969697%
48	4-Feb-21	3-Mar-21	8-Mar-21	19	0.02543859649%
49	4-Mar-21	31-Mar-21	6-Apr-21	20	0.02416666667%
50	1-Apr-21	3-May-21	6-May-21	22	0.02196969697%
51	4-May-21	2-Jun-21	7-Jun-21	21	0.02301587302%
52	3-Jun-21	30-Jun-21	6-Jul-21	20	0.02416666667%
53	1-Jul-21	3-Aug-21	6-Aug-21	23	0.02101449275%
54	4-Aug-21	1-Sep-21	7-Sep-21	21	0.02301587302%
55	2-Sep-21	1-Oct-21	6-Oct-21	21	0.02301587302%
56	4-Oct-21	3-Nov-21	8-Nov-21	23	0.02101449275%
57	4-Nov-21	1-Dec-21	6-Dec-21	19	0.02543859649%
58	2-Dec-21	3-Jan-22	6-Jan-22	22	0.02196969697%
59	4-Jan-22	2-Feb-22	7-Feb-22	21	0.02301587302%
60	3-Feb-22	2-Mar-22	7-Mar-22	19	0.02543859649%
61	3-Mar-22	1-Apr-22	6-Apr-22	22	0.02196969697%
62	4-Apr-22	3-May-22	6-May-22	21	0.02301587302%
63	4-May-22	1-Jun-22	6-Jun-22	20	0.02416666667%
64	2-Jun-22	30-Jun-22	6-Jul-22	21	0.02301587302%
65	1-Jul-22	3-Aug-22	8-Aug-22	23	0.02101449275%
66	4-Aug-22	31-Aug-22	6-Sep-22	20	0.02416666667%
67	1-Sep-22	3-Oct-22	6-Oct-22	22	0.02196969697%
68	4-Oct-22	2-Nov-22	7-Nov-22	22	0.02196969697%
69	3-Nov-22	1-Dec-22	6-Dec-22	20	0.02416666667%
70	2-Dec-22	3-Jan-23	6-Jan-23	21	0.02301587302%
71	4-Jan-23	1-Feb-23	6-Feb-23	20	0.02416666667%
72	2-Feb-23	1-Mar-23	6-Mar-23	19	0.02543859649%
73	2-Mar-23	3-Apr-23	6-Apr-23	23	0.02101449275%
74	4-Apr-23	3-May-23	8-May-23	22	0.02196969697%
75	4-May-23	1-Jun-23	6-Jun-23	20	0.02416666667%
76	2-Jun-23	30-Jun-23	6-Jul-23	21	0.02301587302%
77	3-Jul-23	2-Aug-23	7-Aug-23	22	0.02196969697%
78	3-Aug-23	1-Sep-23	6-Sep-23	22	0.02196969697%
79	5-Sep-23	3-Oct-23	6-Oct-23	21	0.02301587302%
80	4-Oct-23	1-Nov-23	6-Nov-23	21	0.02301587302%
81	2-Nov-23	1-Dec-23	6-Dec-23	21	0.02301587302%
82	4-Dec-23	3-Jan-24	8-Jan-24	21	0.02301587302%
83	4-Jan-24	1-Feb-24	6-Feb-24	20	0.02416666667%
84	2-Feb-24	1-Mar-24	6-Mar-24	20	0.02416666667%
85	4-Mar-24	3-Apr-24	8-Apr-24	23	0.02101449275%
86	4-Apr-24	1-May-24	6-May-24	20	0.02416666667%
87	2-May-24	3-Jun-24	6-Jun-24	22	0.02196969697%
88	4-Jun-24	2-Jul-24	8-Jul-24	21	0.02301587302%
89	3-Jul-24	1-Aug-24	6-Aug-24	21	0.02301587302%
90	2-Aug-24	3-Sep-24	6-Sep-24	22	0.02196969697%

* The numbers in these columns will be affected by any unscheduled holidays.

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date, the Contingent Coupon Payment Dates, and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of Notes (zero return) plus the final Contingent Coupon Payment, if any.

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%)] + final Contingent Coupon Payment, if any.

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -40%, you will suffer a 15% loss and receive 85% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Level, you will lose some or a significant portion (up to 75%) of your investment.**

Contingent Coupon Payments

We will pay a monthly Contingent Coupon payment on each Contingent Coupon Payment Date equal to the number of Scheduled Trading Days during the applicable Contingent Coupon Observation Period that the Official Closing Level of the Reference Asset is equal to or greater than the Coupon Trigger times the applicable Daily Coupon Rate (as set forth on beginning on page FWP-5), if any. No interest will accrue for any Scheduled Trading Day on which the Official Closing Level of the Reference Asset is below the Coupon Trigger. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate will be at least 5.80% per annum (to be determined on the Pricing Date), equivalent to a maximum of at least $4.83 per $1,000 in Principal Amount monthly (if every Scheduled Trading Day in the applicable Contingent Coupon Observation Period were a Variable Day).

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

FTSE Russell is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Level of the Reference Asset will be at or above the Coupon Trigger on most or all of the Scheduled Trading Days in each Contingent Coupon Observation Period, and that the Reference Return of the Reference Asset will be at or above its Buffer Level.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than the Buffer Level.

▸ You are willing to accept that the monthly Contingent Coupon Payment (at a rate per Scheduled Trading Day equivalent to at least 5.80% per annum) is contingent and will accrue on a Scheduled Trading Day only if the Official Closing Level of the Reference Asset is greater than or equal to the Coupon Trigger on that Scheduled Trading Day.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid to holders of the stocks included in the Reference Asset.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Level of the Reference Asset will be below the Coupon Trigger on most or all of the Scheduled Trading Days within each Contingent Coupon Observation Period, and/or that the Reference Return of the Reference Asset will be below its Buffer Level.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level.

▸ You are unwilling to accept that the monthly Contingent Coupon Payment (at a rate per Scheduled Trading Day equivalent to at least 5.80% per annum) is contingent and will accrue on a Scheduled Trading Day only if the Official Closing Level of the Reference Asset is greater than or equal to the Coupon Trigger on that Scheduled Trading Day.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed on a 1-to-1 basis to any decrease in the level of the Reference Asset beyond the Buffer Level of -25%. Accordingly, if the Reference Return is less than -25%, you will lose up to 75% of your investment at maturity.

You may not receive any Contingent Coupon Payments, and the amount of any Contingent Coupon Payment depends on the number of Variable Days in the applicable Contingent Coupon Observation Period.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of the Reference Asset on a Scheduled Trading Day is less than the Coupon Trigger, the Daily Coupon Rate applicable to such Scheduled Trading Day will not accrue or become payable for that day. As each Contingent Coupon Payment is calculated based on the number of Variable Days in the applicable Contingent Coupon Observation Period, the amount of any Contingent Coupon Payment may be less, and could be significantly less, than a per annum rate of 5.80%. If the Official Closing Level of the Reference Asset is less than the Coupon Trigger on each of the Scheduled Trading Days within each Contingent Coupon Observation Period, we will not pay you any Contingent Coupon Payments during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon Payment coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the principal amount plus the Contingent Coupon Payments, if any, regardless of any appreciation in the value of the Reference Asset.

For each $1,000 principal amount Note, you will receive $1,000 at maturity if the Reference Return is greater than or equal to the Buffer Level (plus any final Contingent Coupon Payment), regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the stocks included in the Reference Asset during the term of the Notes.

The Final Settlement Value is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.

The Final Settlement Value will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset is greater than or equal to 75% of the Initial Level during the term of the Notes other than on the Final Valuation Date, but then decreases on the Final Valuation Date to a level that is less than 75% of the Initial Level, the Final Settlement Value may be significantly less than it would have been had the Final Settlement Value been linked to the level of the Reference Asset prior to that decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Final Settlement Value (except to the extent that it includes the final Contingent Coupon Payment, if any) will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the payments on, and the value of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 14 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Small-capitalization risk.

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The payments on the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level*:   1,000.00

▸ Hypothetical Coupon   750.00 (75% of the Initial Level)
  Trigger*:

▸ Buffer Level: -25%

▸ Hypothetical Contingent   5.80% per annum
  Coupon Rate*:

The actual Initial Level, Coupon Trigger and the Contingent Coupon Rate will be determined on the Pricing Date.

Hypothetical Payment at Maturity (excluding any Contingent Coupon Payment payable at maturity)

Hypothetical Final Level of the Reference Asset	Hypothetical Final Return of the Reference Asset	Hypothetical Final Settlement Value	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Payable on the Notes)
2,000.00	100.00%	$1,000.00	0.00%
1,800.00	80.00%	$1,000.00	0.00%
1,600.00	60.00%	$1,000.00	0.00%
1,400.00	40.00%	$1,000.00	0.00%
1,200.00	20.00%	$1,000.00	0.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
900.00	-10.00%	$1,000.00	0.00%
800.00	-20.00%	$1,000.00	0.00%
750.00	**-25.00%**	**$1,000.00**	**0.00%**
600.00	-40.00%	$850.00	-15.00%
500.00	-50.00%	$750.00	-25.00%
400.00	-60.00%	$650.00	-35.00%
300.00	-70.00%	$550.00	-45.00%
200.00	-80.00%	$450.00	-55.00%
0.00	-100.00%	$250.00	-75.00%

Hypothetical Calculation of the Contingent Coupon Payments

The first Contingent Coupon Observation Period has 23 Scheduled Trading Days, and a Daily Coupon Rate of 0.02101449275%. The following table shows the amount of interest that will accrue on the Notes for that period, depending upon the number of Variable Days in the Contingent Coupon Observation Period.

Number of Variable Days	Contingent Coupon Rate
23	0.4833%[1]
20	0.4202%
10	0.2101%
5	0.1050%
0	0%[2]

[1] In this example, because the Official Closing Level was greater than the Coupon Trigger on each Scheduled Trading Day, the Daily Coupon Rate will accrue on each such Scheduled Trading Day. The Contingent Coupon Rate corresponds to the maximum annual interest rate on the Notes of 5.80%. (The actual Contingent Coupon Rate will be determined on the pricing date.)

[2] In this example, the Official Closing Level was less than the Coupon Trigger on each Scheduled Trading Day. Accordingly, no interest will accrue on the Notes for this Contingent Coupon Observation Period.

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes, excluding any Contingent Coupon Payments.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,000.00 to a Final Level of 1,100.00.

Reference Return:	10.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes, even though the level of the Reference Asset has increased.

Example 2: The level of the Reference Asset decreases from the Initial Level of 1,000.00 to a Final Level of 900.00.

Reference Return:	-10.00%
Final Settlement Value:	**$1,000.00**

Even though the Reference Return is negative, because it is greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes, even though the level of the Reference Asset has decreased.

Example 3: The level of the Reference Asset decreases from the Initial Level of 1,000.00 to a Final Level of 400.00.

Reference Return:	-60.00%
Final Settlement Value:	**$650.00**

Because the Reference Return is less than the Buffer Level of -25%, the Final Settlement Value would be $650.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 25\%)]$$
$$= \$1,000 + [\$1,000 \times (-60\% + 25\%)]$$
$$= \$650.00$$

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -25%. YOU MAY LOSE UP TO 75% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE RUSSELL 2000® INDEX

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of January 31, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 2, 2008 through February 23, 2017. We obtained the closing levels below from the Bloomberg Professiona^{l®} service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Scheduled Trading Day during the term of the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the Scheduled Trading Day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return and the amount of any final coupon payment payable, and the accelerated Maturity Date will be five business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that Scheduled Trading Day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five Scheduled Trading Days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.70% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon Payment) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupon Payments is unclear. Although the tax treatment of the Contingent Coupon Payments is unclear, we intend to treat any Contingent Coupon Payment, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupon Payments is uncertain, the entire amount of the Contingent Coupon Payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on HSBC Bank's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Range Accrual Buffered Notes Linked to the Russell 2000® Index

February 28, 2017

FREE WRITING PROSPECTUS